April 27, 2020

VIA EDGAR (Filed as Correspondence)

Division of Corporation Finance

Attn.: Staff Counsel Ronald Alper, Esq. and Brigette Lippman, Esq.

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re:	Verax Research Services, Inc.
Correspondence to Amendment No. 3 to Its
Offering Statement on Form 1-A
Originally Filed June 28, 2019
File No. 024-11029

Dear Office of Beverages, Apparel and Mining:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Verax Research Services, Inc. (the “Issuer”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-11029), as amended by Amendments No. 1, 2 and 3 (cumulatively the “Offering Statement”), so that it may become effective at 11:00AM Eastern Daylight Time on Monday, May 4, 2020, or as soon as practicable thereafter. As previously relayed, Dalmore Group LLC (the Selling Agent/accommodating broker for the Verax IPO) has filed with FINRA in such capacity a review of the associated brokerage compensation with FINRA. Such compensation arrangements (1% of the aggregate Selling Price of all common shares sold under Issuer’s Form 1-A as qualified) were “cleared” in February by FINRA, issuing its “No Objection Letter.” Accordingly, Dalmore Group joins Issuer in this Request for Acceleration.

The Issuer hereby authorizes our SEC attorney contact John Dolkart, Jr., Esq. to orally modify or withdraw this Request for Acceleration as may be needed.

The Issuer hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Issuer may not assert comments of the Commission or the staff and the declaration of qualification/effectiveness of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Issuer has reviewed the March 25, 2020 SEC Division of Corporation Finance Regulation CF Disclosure Guidance: Topic No. 9 as to COVID-19 at both the Board and senior management levels. Preliminarily, Issuer has concluded that, because of the nature of the business as described in the Offering Circular, Issuer does not believe  the pandemic (on the facts and circumstances as understood, currently and prospectively) is not expected to have a material and/or adverse effect on our business activities.  To address the pandemic’s impact, Issuer will be making the following supplemental disclosures:

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The Cover Page of the finalized Offering Circular to be filed under Rule 253(g)(1) promptly after the Issuer’s Form 1-A is qualified will state the following: “...Verax has reviewed the March 25, 2020 SEC Division of Corporation Finance Regulation CF Disclosure Guidance: Topic No. 9 as to COVID-19. Issuer has concluded that, because of the nature of the business as described in the Offering Circular, the Company does not think that the pandemic (on the facts and circumstances as understood, currently and prospectively) is not expected to have a material and/or adverse effect on our business activities. For more details, see respectively (i) “Business of the Company” in this Offering Circular and (ii) the Form 1-U being filed concurrently with qualification by the SEC and filed on the SEC’s EDGAR electronic filing system...”

•	Concurrent with the qualification date, Issuer will file the attached draft Form 1-U going into more detail as to the impact COVID-19 is expected to have on Issuer’s business.

•

Promptly after Issuer’s Form 1-A date of qualification, the finalized Offering Circular will be filed under Rule 253(g)(1) on EDGAR. (Other than dates/related blanks and the above Cover Page disclaimer, Issuer believes the Offering Circular is otherwise unaffected by the Division’s requested COVID-19 disclosures.)

Noting the April 20, 2020 exchange with Mr. John Dolkart, Jr. (Issuer’s attorney contact) about these issues, Issuer believes that the above actions would meet your suggestion that we “...look at other recent filings to determine best practices for COVID-19 disclosure, and tailor it to the company’s specific circumstances...”

Verax requests that we be notified of such effectiveness by a telephone call to Mr. Dolkart at (702) 275-2181. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Offering Statement qualification be sent to Mr. Dolkart, via facsimile, at (619) 566-4028 or by email at john@dolkartlaw.com.

Best Regards,

/s/ Garrett Lindemann

Garrett Lindemann, PhD

Chief Executive Officer

VERAX RESEARCH SERVICES, INC.

cc:	John Dolkart, Jr., Esq.
J. Randall Hoggle, BPharm, DPh, MBA Chairman
Vlad Uchenik, Dalmore Group
Etan Butler, Dalmore Group

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May ___, 2020 [Haven’t dated since we don’t know when we will be qualified.]

(Date of Report/(Date of earliest event reported)

VERAX RESEARCH SERVICES, INC
(Exact name of registrant as specified in its charter)

Delaware	82-1868275
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Verax Botanical Research Center @ Hopkins, Johns Hopkins University-MCC 9601 Medical Center, Rockville, MD	20850
(Address of principal executive offices)	(ZIP Code)

888-214-2584
(Registrant’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events: Potential Impact of COVID-19 Pandemic

The SEC has issued guidance March 25, 2020 that requires companies subject to its jurisdiction to evaluate the impact of COVID-19 on the business and market of Verax Research Services, Inc. (hereafter “Verax” or “we”). More specifically, Verax has reviewed the Division of Corporation Finance’s Regulation CF Disclosure Guidance: Topic No. 9 as to COVID-19 at both the Board and senior management levels. Preliminarily, Verax has concluded that, because of the nature of the business as described in the Form 1-A Offering Circular, Verax does not believe the pandemic (on the facts and circumstances as understood, currently and prospectively) is not expected to have a material and/or adverse effect on our business activities. Of course, like all “forward looking statements,” the extent to which COVID-19 impacts our operations are not fully knowable and are dependent up future developments that may be outside of Verax’s control.

We submit that such examination is a “self-critique” of Verax, not addressing the impact of COVID-19 on the markets generally in the U.S. and globally. By way of examples: (i) the fallout of COVID-19 related job losses, financial stress and resulting mental illnesses are all opportunities for Cannabinoids (the core of our business) to be used for reduction in symptoms; and (ii) farmers/growers, who provide hemp to Verax, are--for the most part--able to grow hemp. Very simply, some companies will improve their relative market position, especially if they have a captive audience. Verax believes it is well positioned, among other reasons, because of the expertise of its highly credentialed senior management and experience with developing the Centers for Disease Control Pandemic Surveillance Systems from February 2002 to September 2009 (including mapping exposure patterns and economic impact to the U.S. economy).

At least to date, management believes all necessary precautions to safeguard our employees and agents from the COVID-19 pandemic have been taken. We note that COVID-19 has occurred at a time when, in management’s opinion, Verax’s debt is sustainable and Verax has adequate funding for payment of its operations, insurance and all other Federal and State filings, the current IPO further improving upon what we believe to be sound financial footing. Verax believes it has a strong Board and management team as well as strong legal and financial advisors who collectively have protected the business and positioned Verax such that we are expecting minimal exposure to the pandemic. While Verax has not suffered the downturn the U.S. economy has, lay-offs or the like, we are envisioning that the acceptance of our products and services could be slower than anticipated pre-pandemic, yet higher than our competition year over year, starting from a low metric.

Verax will continue to be prudent, even defensive in character, but Verax seeks to portray the right message, namely what opportunities in its judgment Verax has taken/will take advantage of in the COVID-19 market downturn to position Verax post-COVID-19 pandemic Phase 1 and for the rest of 2020 and beyond.

Accordingly, rather than disclose every possible scenario of how bad the results of Verax could be, we believe we should provide fair balance of what Verax has done so far during the pandemic to position it to be even stronger--even if the overall recessionary economy were extended 18-24 more months. By way of example, our proposed IPO was pushed back 6 weeks which, in management’s view, has permitted the pandemic generally to crest and our public offering to be among the first that will have been qualified with the SEC, hopefully to be met with pent-up demand.

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Of course, assessing the evolving effects of COVID-19 and related risks requires a “facts and circumstances” analysis. Disclosure about these risks and effects, including how Verax and its management are responding to them, is summarized below but is specific to Verax’s situation, not to research companies in general but specific to hemp research based on Verax’s current book of business. As Verax assesses COVID-19-related effects and considers those implications, we are providing answers to the specific questions that SEC Regulation CF recommended be addressed with respect to our present and future operations:

•	Currently, Verax is on an anticipated growth and investment trajectory that may be dulled by the COVID-19 pandemic. That impact is more likely (should a Spanish Flu-like Phase 2 outbreak) be seen in 4Q20 or 1H21. As a consequence, Verax is conserving cash and has decreased its planned expansion and investment allocations by fifty percent (50%) to increase our contingency funds by twice our prior planned levels from current revenue.
•	Verax has been very frugal in its use of cash and intends to retire all current debt over the first 6 months of this fiscal year from revenue sources currently under contract. Moreover, our corporate plans will be assessed based on if COVID-19 Phase 2 is seen in 2H20 or 1H21. Verax is developing contingency plans for either scenario.
•	We do not anticipate any material impairments of our assets. Verax does intend to increase our variable versus fixed cost in our operations.
•	Verax has supported a remote work environment from inception of the pandemic. Trying to attract the best talent has required Verax to appreciate and support its workers’ life choices of living and working location. Verax has the internal system and infrastructure to continue the bulk of our operations remotely.
•	Our Verax Business Continuity Plan was developed at inception of the company and addresses the 17 most common events as defined by DHS/FEMA. These common events have been simulated: (a) Hurricane, (b) Floods, (c) Bioterrorist attack on the National Capital Region and (d) Pandemic.
•	Verax does not anticipate a material adverse impact of COVID-19 on our supply chain.
•	Verax is a research company and that infrastructure is still in place and, we believe, being optimized.
•	Verax has prepared for the pandemic by ensuring we had back-up personnel available on a variable cost versus fixed cost basis.
•	As to our ability to operate and achieve our business goals, Verax is impacted as to performing physical audits of contractor’s facilities and assessment of raw materials prior to shipment but is planning to develop laboratory services for its own operations and its client’s operations before the 1-K filing due for the period ended June 30, 2020.

Since assessment of the impact of COVID-19 is facts and circumstances-driven, Verax will continue to monitor the rapidly evolving situation, seeking out guidance from authorities, including federal state and public health authorities, and may take additional actions based on their recommendations. In these dynamic circumstances, there may be developments outside our control requiring us to adjust our operating plan.

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SIGNATURES

Pursuant to the requirements of Regulation A, Verax has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERAX RESEARCH SERVICES, INC.

Date: May ___, 2020	By:	/s/ Garrett Lindemann
	Name:	Garrett Lindemann
	Title:	Chief Executive Officer

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